

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 19, 2018

David W. Pijor
Chairman & Chief Executive Officer
FVCBankcorp, Inc.
11325 Random Hills Road
Fairfax, VA 22030

      Re: **FVCBankcorp, Inc.**
             Draft Registration Statement on Form S-1
             Submitted June 22, 2018
             CIK No. 0001675644

Dear Mr. Pijor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Our Strengths

Loans, page 10

2. Here or elsewhere in the summary please balance the disclosure with a statement about the unseasoned nature of the loan portfolio. We note that 66% of loans were originated in the past three years.

Recent Developments

Pro forma information, page 15

3. We note your disclosure here and elsewhere throughout the draft registration statement of pro forma financial information (such as total assets, total loans, deposits, nonperforming assets, pro forma capitalization (page 58), pro forma dilution (page 59), etc.), as if the merger with Colombo Bank ("Colombo") was completed as of March 31, 2018. Please address the following:

   • Revise to include all information required by Industry Guide 3, Statistical Disclosure by Bank Holding Companies, for Colombo.
   • In addition to the financial statements already provided for Colombo, revise to include updated interim financial statements.
   • Revise to include pro forma financial statements pursuant to Article 11 of Regulation S-X.

Risk Factors

Risks Related to our Business

Lack of seasoning of our loan portfolio could increase risk of credit defaults…, page 35

4. Revise this risk factor to disclose the average age of the loans in each major lending category.

Business

Our Products and Services

Lending Products, page 97

5. Please reconcile or explain the differences between your loan portfolio as described in this section and how it is presented on page 11. We note that there appear to be inconsistencies in the loan categories used and the corresponding percentages of each. For example, the graphic illustration on page 11 shows that 18% of loans are 1-4 family, yet 1-4 family lending is not included in the table on page 98 or discussed in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Strengths

Deposits, page 107

6. We note your reference to a tabular presentation of your deposits on a pro forma basis; however, we do not see where you have provided this information. Please advise or revise to remove this reference.

Management, page 125

7. Please revise your directors' biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 139

8. We note that you have provided beneficial ownership information as of April 30, 2018. Please revise to include the information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

FVCBankcorp, Inc. and Subsidiary Notes to the Financial Statements

Note 19. Subsequent Events, page F-48

9. Please revise to include the conclusion of your evaluation for subsequent events.

David W. Pijor
FVCBankcorp, Inc.
July 19, 2018
Page 4

      You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3454 with any other questions.

                  Sincerely,

                  /s/ Hugh West

                  for Erin Purnell
                  Staff Attorney
                  Office of Financial Services

cc: Noel M. Gruber, Esq.